SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                        AMENDMENT NO. 37
                               TO
                          SCHEDULE 13D



            Under the Securities Exchange Act of 1934

                   THE NOSTALGIA NETWORK, INC.
                        (Name of Issuer)


                  Common Stock, $.04 par value
                 (Title of Class of Securities)

                           669 752107
                         (CUSIP Number)

                    Dong Moon Joo, President
                  Concept Communications, Inc.
                 650 Massachusetts Avenue, N.W.
                     Washington, D.C.  20001
                         (202) 789-2124
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         with a copy to:

                       Arthur E. Cirulnick
                      Tucker, Flyer & Lewis
                   a professional corporation
                 1615 L Street, N.W., Suite 400
                  Washington, D.C.  20036-5601
                         (202) 452-8600

                        December 18, 1996
              (Date of Event which Requires Filing
                       of this Statement)









Check the following box if a fee is being paid with this
Statement:                                       [  ]

CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Concept Communications, Inc.

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  13,645,432 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              13,645,432 shares

                        10.   Shared Dispositive Power
                              0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Communications Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  1,000,000 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     13,645,432 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              1,000,000 shares

                        10.   Shared Dispositive Power
                              13,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Capital Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                       [  ]

6.    Citizenship or Place of Organization

      Delaware

      NUMBER OF SHARES        7.    Sole Voting Power
      BENEFICIALLY                  0 shares
      OWNED BY
      EACH                    8.    Shared Voting Power
      REPORTING                     14,645,432 shares
      PERSON
      WITH                    9.    Sole Dispositive Power
                                    0 shares

                              10.   Shared Dispositive Power
                                    14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                      [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

     This Amendment No. 37 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.


Item 4.     Purpose of the Transaction.

     Item 4 is hereby amended and supplemented by adding to the information under the caption Proposed Conversion the following:

     By its terms the proposal to convert the $16.5 million principal amount of outstanding loans to the Issuer into convertible preferred stock of the Issuer set forth in the August
15th Conversion Letter and extended by the November 1st
Conversion Letter (the "Conversion Offer") expired on November
20, 1996.

     On December 18, 1996, Concept delivered a letter to the 144 Committee responding to inquiries regarding the expiration of the Conversion Offer (the "December 18th Conversion Letter"). Pursuant to the terms of the December 18th Conversion Letter, Concept offered to extend the date for expiration and termination of the Conversion Offer until January 31, 1997 conditioned upon the receipt, by December 23, 1996, of a letter indicating the measures which the Issuer is taking to review the Conversion Offer.

     On December 23, 1996, Concept received a letter from the 144 Committee discussing the mechanism which the Issuer is undertaking to determine whether to accept the Conversion Offer (the "December 23rd Issuer Letter"). Concept acknowledges this letter as a fulfillment of the condition set forth in the December 18th Conversion Letter and therefore, has extended the Conversion Offer until January 31, 1997.

     The foregoing descriptions of the December 18th Conversion Letter and December 23rd Issuer Letter are qualified in their entirety by the text of the December 18th Conversion Letter and December 23rd Issuer Letter, which are attached hereto as Exhibits 37.1 and 37.2 respectively and are incorporated herein by reference.



Item 7.     Items to be Filed as Exhibits

Exhibit   Description

37.1      Letter, dated December 18, 1996, from Concept
          Communications, Inc. to Dechert, Price & Rhoads

37.2 Letter, dated December 23, 1996 from the 144 Committee of the Nostalgia Network, Inc. to Concept
          Communications, Inc.

                            SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  December 31, 1996


                           CONCEPT COMMUNICATIONS, INC.


                           /s/ Werner Seubert
                           By: Werner Seubert, Vice President


                           CROWN COMMUNICATIONS CORPORATION


                           /s/ Werner Seubert
                           By: Werner Seubert, Vice President


                           CROWN CAPITAL CORPORATION


                           /s/ Werner Seubert
                           By: Werner Seubert, Vice President

                                EXHIBIT INDEX

Exhibit   Description                                       Page

37.1      Letter, dated December 18, 1996, from Concept
          Communications, Inc. to Dechert, Price &
          Rhoads

37.2      Letter, dated December 23, 1996 from the 144
          Committee of the Nostalgia Network, Inc. to
          Concept Communications, Inc.